Swiftmerge Acquisition Corp.

2710 Rosebery Avenue

West Vancouver, BC V7V3A2

October 1, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:    Swiftmerge Acquisition Corp.

Registration Statement on Form S-1

Filed March 23, 2021

File No. 333-254633

Ladies and Gentlemen:

Set forth below is the response of Swiftmerge Acquisition Corp. (referred to herein as “we,” “us,” “our” or the “Company”) to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 6, 2021, with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comment has been included in this letter for your convenience, and we have numbered the paragraph below to correspond to the number in the Staff’s letter. For your convenience, we have also set forth the Company’s response immediately below the numbered Staff’s comment.

In addition, the Company has revised its Registration Statement in response to the Staff’s comment and the Company is concurrently filing a Registration Statement on Form S-1 with this letter.

Registration Statement on Form S-1 filed March 23, 2021

Summary

Redemption of public shares and distribution, page 34

1.

We note your response to our prior comment 1. Please also disclose whether shareholders may redeem their shares in connection with any proposal to extend the 24 month time period during which you may consummate a business combination.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 45, 60, and 153 of the Registration Statement in accordance with the Staff’s comment.

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please direct any such requests or questions to Matthew R. Pacey, P.C. of Kirkland & Ellis LLP at (713) 836-3630.

Very truly yours,

SWIFTMERGE ACQUISITION CORP.

By:	/s/ John Bremner
Name: John Bremner
Title: Chief Executive Officer

Enclosures

cc:	Matthew R. Pacey, P.C. (Kirkland & Ellis LLP)